

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2018

Mikael Asp
Chief Executive Officer
Oasmia Pharmaceutical AB
Vallongatan 1
752 28 Uppsala, Sweden

     Re: Oasmia Pharmaceutical AB
         Registration Statement on Form F-3
         Filed April 30, 2018
         File No. 333-224536

Dear Mr. Asp:

     We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3 filed April 30, 2018

Signatures, page II-4

1.   We note certain signatures are designated as having been provided pursuant to a power of attorney. Please provide in an amendment to your registration statement the signatures of at least a majority of the board of directors in accordance with Form F-3.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Henry Nisser, Esq.